900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, TX 78746-5546 PHONE 512.338.5400 FAX 512.338.5499 www.wsgr.com

December 8, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

Re:	HomeAway, Inc.
Amended Schedule 14d-9 filed November 24, 2015
SEC File No. 005-86320

Dear Mr. Duchovny:

On behalf of HomeAway, Inc. (the “Company”), we are submitting this letter to you in response to your letter of December 2, 2015 to Paul R. Tobias, Esq., which letter sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the Schedule 14d-9 filed by the Company with the Commission on November 24, 2015 with the file number set forth above (the “Schedule 14d-9”).

The Company is concurrently filing via EDGAR Amendment No. 3 (the “Amendment”) to the Schedule 14d-9, which, among other things, amends the Schedule 14d-9 in response to the Staff’s comments as indicated below.

For your convenience, we have numbered and restated the Staff’s comment to correspond to the numbering in the Staff’s comment letter. In addition, we are providing via email and express delivery the following materials: (i) a copy of the Amendment and (ii) a copy of this letter.

Projected Financial Information, page 25

1.	We reissue prior comment 3. As you point out in your response, the C&DI states that the exemption is available when disclosure is made pursuant to Item 1015 of Regulation M-A (emphasis added). Your disclosure of projections is not required by Item 1015 of Regulation M-A as it relates to Schedule 14D-9. Alternatively, provide us more detailed information about the efforts necessary to prepare the reconciliation. We note that any concerns about confusing security holders can be addressed by explanatory language similar to that used in approximately six of the seven pages in this section.

Response: In response to this comment, we have revised the disclosure referenced by the Staff in the Schedule 14d-9. We respectfully advise the Staff that, consistent with our oral discussions on December 2, 2015, the Company has provided reconciliation of all standalone non-GAAP measures for the Company disclosed in the Schedule 14d-9 except for those disclosed in the October 5 and October 30 projections for the years 2019 and 2020 ending December 31 (the “October 5 & 30 2019/2020 Fiscal Years”). Such non-GAAP financial measures for the October 5 & 30 2019/2020 Fiscal Years were extrapolated from the non-GAAP financial measures prepared for the years 2016, 2017 and 2018 ending December 31, but unlike those years, the information and assumptions underlying the information needed to reconcile the non-GAAP financial measures for the October 5 & 30 2019/2020 Fiscal Years do not currently exist. In particular, line items of information with

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SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

U.S. Securities and Exchange Commission

December 8, 2015

respect to depreciation and amortization, stock-based compensation, interest expense, interest income, other net expense and income tax expense, each of which is required in order to reconcile the non-GAAP financial measures for the October 5 & 30 2019/2020 Fiscal Years to the most closely related GAAP financial measures, were not prepared by management and were not available to or presented to the HomeAway board of directors either at the time that the non-GAAP financial measures were presented to the HomeAway board of directors or at any other time. Due to the fact that such information does not exist and for the additional reasons discussed below cannot be created without unreasonable effort, that a reconciliation cannot be provided without such information, the Company believes that a reconciliation of the non-GAAP financial measures for the October 5 & 30 2019/2020 Fiscal Years is not required under Rule 100(a)(2) of Regulation G.

The Company respectfully advises the Staff that in order to meaningfully reconcile the non-GAAP financial measures provided for the October 5 & 30 2019/2020 Fiscal Years the Company would need to quantify its tax provision, stock based compensation, legal reserves, occupancy tax and other net income/loss attributable to noncontrolling interests, depreciation, amortization and other non-operating items for future periods. Stock based compensation in 2019 and 2020, which is necessary in order to reconcile the non-GAAP financial measures provided for the October 5 & 30 2019/2020 Fiscal Years, is particularly difficult to prepare without unreasonable efforts. To reasonably quantify such information would require the Company, for each of the October 5 and October 30 scenarios, to undertake a significant effort and project future levels of hiring four and five years from now, the types of personnel hired, the type and amount of equity compensation awards that would be necessary for such hiring, the vesting terms of such awards and the timing of each such award. It would also require significant effort for the Company to project the various factors that underlie calculation of the stock-based compensation charge for each of those awards under Accounting Standards Codification Topic 718, “Compensation-Stock Compensation” (“ASC 718,” fka FAS 123R), including making assumptions for the then-current share price and the factors pertinent to the Black-Scholes-Merton pricing model such as, among other inputs, assumptions as to volatility of the Company’s stock over the term of the related awards, the expected term of the awards, the risk-free interest rate and the award forfeiture rate, in order to determine the fair value of the awards on the grant dates and amortize that expense over the respective vesting periods. Preparing such information and making such assumptions as were necessary with respect to the years 2016, 2017 and 2018 ending December 31 for the October 5 and October 30 projections in each case required weeks of multiple iterations of review and refinement with both management and the HomeAway board of directors. We believe this level of review with respect to the October 5 & 30 2019/2020 Fiscal Years would similarly require weeks of effort, which the Company respectfully submits would constitute unreasonable efforts under Rule 100(a)(2) of Regulation G.

Consequently, in accordance with Rule 100(a)(2) of Regulation G, the Company respectfully submits that reconciliation for the 2019/2010 Fiscal Years is not possible without unreasonable effort and therefore not required under Rule 100 of Regulation G. The Company also does not believe that provision of this information would be useful or likely to form a material basis for a stockholder to consider the recommendation of the HomeAway board of directors regarding the tender offer, particularly when such information was not provided to the HomeAway board of directors or its financial advisor, and reconciliations for 2016, 2017 and 2018 will have been provided.

Furthermore, the Company respectfully advises the Staff that in order for the Company to provide a reconciliation of the pro forma non-GAAP financial measures presented for the years 2016, 2017 and 2018 ended December 31, Expedia would have to provide the Company with a reconciliation of Expedia’s standalone Adjusted EBITDA figures to net income for each of those years. The Company has been advised by Expedia that Expedia’s forecasted Adjusted EBITDA for the next three years was not created using financial measures that would enable Expedia to reconcile to GAAP accurately and without unreasonable efforts. Therefore, the Company and Expedia believe that in accordance with Rule 100(a)(2) of Regulation G, a reconciliation of the pro forma Adjusted EBITDA is not required.

Expedia has advised the Company that in order to calculate the most directly comparable GAAP financial measure (net income), Expedia would need to quantify each of the following line items, as well as other non-operating items, for future periods: provision for income taxes; stock-based compensation; legal reserves, occupancy tax and other; net income/loss attributable to noncontrolling interests; depreciation; and amortization. Expedia has advised the Company that Expedia is unable to forecast its GAAP provision for income taxes as income before income taxes is not forecasted for the relevant periods at a legal entity level in order to prepare a worldwide tax provision and to do so would require substantial and complex analysis given Expedia’s global presence. Moreover, Expedia would not be able to reasonably predict and estimate future R&D credits or the release of valuation allowances, each of which is inherently uncertain and difficult to forecast without extensive analysis. In addition, Expedia has advised the Company that a reasonable stock-based compensation forecast is especially difficult for Expedia to create without substantial efforts and complicated analysis, as such forecast is contingent upon future levels of hiring over a three-year period, the types of personnel hired, the type and amount of equity compensation awards that would be necessary for such hiring, the vesting terms of such awards, the timing of each such award, the then-current share price and other factors

U.S. Securities and Exchange Commission

December 8, 2015

pertinent to the Black-Scholes-Merton pricing model. In addition, Expedia has advised the Company that a forecast of its legal reserves, occupancy tax and other line item would be highly contingent upon regulatory, legal and other factors in the numerous jurisdictions in which Expedia operates, which Expedia cannot reasonably predict and cannot predict at all without undertaking a substantial effort of engaging local regulatory, tax and other specialists. Furthermore, Expedia has advised the Company that it has several redeemable noncontrolling interests (including for trivago, which is one of Expedia’s three reportable segments) which are subject to future put/call rights, pursuant to which Expedia may choose or be required to acquire a portion of the minority shares. As the noncontrolling interests are not mandatorily redeemable, there is significant uncertainty surrounding the outcome of such rights and therefore the net income/loss attributable to the minority shareholders is not reasonably estimable, as Expedia’s future ownership of such interests is not predictable. In addition to the foregoing, Expedia has advised us that with respect to depreciation expense, it cannot predict future write-offs or changes in useful lives based on future facts and circumstances in the next three years, and with respect to amortization, it cannot predict future acquisitions or disposals of intangible assets in the next three years.

The complexity, uncertainty and difficulty of the estimations summarized above are further exacerbated by the fact that Expedia has not historically attempted to estimate these matters on a forward-looking basis over a multi-year period. Based on the foregoing, even with many and most likely inaccurate assumptions, Expedia cannot accurately reconcile Adjusted EBITDA to net income without substantial and complicated efforts requiring a global outreach to various Expedia business units and outside experts around the globe.

For all of the reasons discussed above, the Company respectfully advises the Staff that there are no standalone Expedia figures that the Company could add to its standalone net income figures for the same periods in order to provide a reconciliation on a pro forma basis to include in the Schedule 14D-9.

Please direct any questions or comments regarding this filing to the undersigned via facsimile at 512-338-5499 or by telephone at (512) 338-5400.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Paul R. Tobias, Esq.
Paul R. Tobias, Esq.

cc:	HomeAway, Inc.
Melissa Frugé, SVP, General Counsel and Secretary